7-6-2004

SE 04016712 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~80358308~~ 46964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 WOODCLIFF DRIVE
(No. and Street)

FAIRPORT, NY 14450
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUN 30 2004 WASH. D.C. 179

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD G. EVERTS (585) 267-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANZ R. GRISWOLD, CPA
(Name – *if individual, state last, first, middle name*)

PO BOX 561 DANSVILLE NY 14437
(Address) (City) (State) (Zip Code)

PROCESSED JUL 08 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANZ R. GRISWOLD, CPA / Robert S. Greer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET FINANCIAL GROUP, INC., as of MARCH 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH C. GRISWOLD, Notary Public
State of N.Y. County of Steuben
Commission Expires April 30, ~~19~~ 2006

Signature

CPA
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signature

CEO / President
Title

Victoria Bach-Smith
Notary Public

Notary Public, State of ... York
Appointed in Monroe ...
My Commission Expires ... 2007

FRANZ R. GRISWOLD

CERTIFIED PUBLIC ACCOUNTANT

2207 ATLANTIC STREET
MELBOURNE BEACH, FL 32951
(321) 676-7504

28 CLARA BARTON STREET
P.O. BOX 561
DANSVILLE, NEW YORK 14437
(585) 335-8703
FAX (585) 335-7053

140A METRO PARK
ROCHESTER, NEW YORK 14623
(585) 292-6090

May 24, 2004

President
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, NY 14450

Dear Mr. Everts:

We have audited the accompanying Balance Sheet of Wall Street Financial Group, Inc. as of March 31, 2004, and the related statements of income, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the management of Wall Street Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2004, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Franz R. Griswold
Certified Public Accountant

WALL STREET FINANCIAL GROUP, INC.
Balance Sheet
March 31, 2004

ASSETS

Current Assets		
NFSC – House Account	$ (5,795)	
NFSC – MF House Account	(311)	
NASD – CRD Account	1,723	
Nat'l Finl Sec Dep	75,000	
Citibank	214,356	
Pershing – Comm Acct	76,908	
Pershing – Comm Acct 2	7,324	
Pershing – 12B1 Comm Acct	2,665	
Pershing – 12B1 Acct	135	
Pershing – Error Acct	(3,279)	
Pershing – Sundry Charges	(4,630)	
Pershing – 2nd Sundry Acct	(50)	
Pershing – Prin Trade	2,694	
Pershing – Sec Dep	100,000	
NFSC – Money Market 002518	2,977	
NFSC – Money Market WS1073	107,212	
NFSC – Btm Balance	1	
NFSC – Riskless	100	
NFSC – Money Market – 002801	61,245	
Citibank – Deposit Account	1,100	
Citibank – Ins Money Market	121,202	
Acct for Exc Ben	424	
Commissions Receivable – 0-30 days	336,037	
Commissions Receivable – over 30 days	7,234	
Other Receivables	52,136	
NASDAQ Warrants	3,300	$ 1,159,708
Property & Equipment		
Furniture & Fixtures	9,527	
Equipment	61,466	
Less: Accumulated Depreciation	(29,229)	41,764
		$ 1,201,472

LIABILITIES

Current Liabilities		
Commissions Payable	$ 604,116	
Accounts Payable	189,389	
Accrued Taxes on Income	3,914	$ 797,419

STOCKHOLDERS' EQUITY

Common Stock, No Par Value; Authorized 200 Shares; Issued and Outstanding 110 Shares (Note 3)	$ 16,000	
Additional paid in Capital (Note 4)	243,692	
Retained Earnings (Exhibit B)	144,361	$ 404,053
		$ 1,201,472

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Income and Retained Earnings
For the Year Ended March 31, 2004

Income		
Commissions	$ 11,022,165	
Licensing Fees	150,038	
Interest Income	4,261	
Other Income	657,937	$ 11,834,401
Expenses		
Commissions	$ 9,750,391	
Compliance	16,722	
Insurance & Bonding	6,837	
Errors & Omissions	500,170	
Legal & Accounting	87,467	
Printing, Brochures & Catalogs	4,024	
Office Supplies	22,619	
Office Services	698,674	
Advertising	8,188	
Bank Charges	1,702	
Licenses & Taxes	132,276	
Fees	2,951	
Postage & Shipping	45,341	
Computer Expense	194,557	
Travel & Entertainment	84,706	
Recruiting	60,184	
Education & Training	7,309	
Rent	74,237	
Utilities & Telephone	30,739	
Client Reimbursement	39,280	
Dues & Subscriptions	13,867	
Supplies	710	
Repairs & Maintenance	3,942	
Depreciation	9,237	
Other Expense	4,652	$ 11,800,782
Net Income (Loss) before Income Taxes		$ 33,619

Income Taxes		
State Income Tax	$ 1,215	
Federal Income Tax	2,699	$ 3,914
Net Income (Loss)		$ 29,705
Retained Earnings - Beginning		113,992
Retained Earnings Adj. – Prior Period Taxes		664
Retained Earnings - Ending		$ 144,361

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Cash Flow
For the Year Ended March 31, 2004

Cash Flow from Operating Activity:		
Net Income (Loss)		$ 29,705
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 9,237	
Changes in Assets & Liabilities		
Increase in Receivables	$ (42,679)	
Increase in Current Liabilities	201,655	168,213
Net Cash Provided by Operating Activity		$ 197,918
Cash Flow from Investing Activities		
Capital Expenditures		(13,165)
Cash Flow from Financing Activities		
Additional paid in Capital (Note 4)		75,000
Cash Flow from other Activities – Retained Earnings Adj.		664
Net Increase (Decrease) in Cash		$ 260,417
Cash & Cash Equivalents at Beginning of Year		500,584
Cash & Cash Equivalents at End of Year		$ 761,001
Cash Paid during the Year for: Income Taxes	$ 3,824	

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Changes In Stockholders' Equity
for the Year ended March 31, 2004

Stockholders' Equity - April 1, 2003	$	298,684
Net Income (Loss)		29,705
Additional paid in Capital (Note 4)		75,000
Retained Earnings Adj. – Prior Period Taxes		664
Stockholders' Equity - March 31, 2004	$	404,053

The accountant's audit report and accompany notes
are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Net Capital Computation
for the Period Ended March 31, 2004

Total Assets		$ 1,201,472
Less: Total Liabilities		797,419
Net Worth Before Deductions		$ 404,053
Deductions and/or charges to Net Worth		
Total Non-allowable Assets	$ 103,281	
Deferred Tax Provisions	0	103,281
Net Capital Before Haircuts		$ 300,772
Haircuts: NASDAQ Warrants	$ 3,300	
2% Citibank – Ins Money Market	2,424	
2% NFSC – Money Market	1,225	
2% NFSC – Money Market	2,144	
2% NFSC – Money Market	59	9,152
Net Capital		$ 291,620

Note: No material differences existed between the accountant's audited capital computation and the broker-dealer's corresponding unaudited capital computation.

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Reconciliation of Accountant's Audited Capital Computation
to Broker-Dealer's Corresponding Unaudited Capital Computation
for the Period ended March 31, 2004

Unaudited Capital Computation	$ 295,534
Re-classification entry to reconcile balance sheet items	0
Accrued Taxes on Income	(3,914)
Rounding	0
Audited Capital Computation	$ 291,620

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Notes to Financial Statements
March 31, 2004

1) Wall Street Financial Group, Inc., a company specializing in financial planning, was incorporated in the State of New York on April 8, 1992.

2) **Property & Equipment**
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets.

3) **Common Stock**
During the year ended March 31, 1995, 110 shares of no par value stock were issued in the amount of $16,000. 100 shares were issued to Todd G. Everts on June 21, 1994 and 10 shares were issued to James P. Yockel on August 30, 1994. During the fiscal year ended March 31, 1998, Todd Everts purchased 10 shares from James P. Yockel making Mr. Everts 100% stockholder.

4) **Additional Paid in Capital**
During the year ended March 31, 2004, Todd G. Everts, the majority stockholder in Wall Street Financial Group, Inc., contributed additional paid in capital in the amount of $75,000.

5) **Management Review**
The small number of administrative and clerical employees in this office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.

WALL STREET
FINANCIAL GROUP
Member NASD, SIPC

June 28, 2004

Erin Vazquez
NASD New Jersey Office
581 Main street, 7th floor
Woodbridge, NJ 07095

SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2004
WASH, D.C. 179 SECTION

Dear Ms. Vazquez,

Please find enclosed another copy of our audited financials with the changes that you requested in your letter dated June 22, 2004. Please note that we have submitted them this way to the Cleveland, OH office and was never told that our CPA could not do the oath for us, as he has done it for the past 10 years. Also, to note that the "report of discrepancies, etc" is the final page that is titled "Notes to the financial statements" and there is also a note regarding no material discrepancies on Exhibit E (Net Capital Contribution). If you need anything further please let me know and we would be happy to furnish you with something else. As you will see in the report and with our phone call that I discussed with you when we amended the FOCUS report for that period what the small discrepancies were (changes of one payable to a different payable, adding the inclusion of tax amounts owed, ...).

Thank you very much for your attention to this and feel free to call me if you need anything else. I can be reached at (585) 267-8000.

Sincerely.

Victoria Bach-Fink
Executive Vice President